SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	August 14, 2007 at 9.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso has acquired Polish State’s shares in Stora Enso Poland

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has today acquired 28% of the shares in Stora Enso Poland (formerly Intercell S.A.) from the State of Poland at a price of EUR 64 million. Following this acquisition, Stora Enso holds 95% of the shares in the company. The remaining shares, owned by the Polish State, will be distributed to current and retired employees of Stora Enso Poland. Stora Enso intends to purchase these remaining shares as soon as feasible. The total purchase cost of the initial 66% shareholding acquired in 2004 and today’s acquisition is EUR 194 million. The enterprise value of the acquisition on a cash- and debt-free basis for the whole of Stora Enso Poland is approximately EUR 149 million. Stora Enso Poland’s sales in 2006 were EUR 194 million.

“The demand for corrugated packaging in Central and Eastern Europe is increasing rapidly due to healthy economic growth and investment in manufacturing industries. We are currently considering the further expansion of our corrugated packaging operations in Poland, in order to consolidate Stora Enso’s position as a leading supplier in the fast growing Polish market,” says Veli-Jussi Potka, Senior Vice President of Stora Enso Packaging Board.

Ongoing analyses include a study into securing the containerboard supply for Stora Enso’s corrugated packaging plants by possibly building a new containerboard machine. Stora Enso’s Ostroleka mill site would provide one potential location for this, owing to its advantageous location including access to recycled raw material, which can be supplied by Stora Enso Recycling in Poland. The studies are expected to be completed by the end of 2007.

For further information, please contact:

Tim Laatsch, SVP, Communications, Stora Enso North America, tel. 715 422 4023

Veli-Jussi Potka, SVP, Packaging Board, Industrial Packaging, tel. +358 2046 21486

Kari Vainio, EVP, Corporate Communications, tel. +44 7799 348 197

Keith B Russell, SVP, Investor Relations, tel. +44 7775 788 659

The Stora Enso Industrial Packaging business area is part of the Stora Enso Packaging Board division. The Industrial Packaging business area produces corrugated packaging, containerboards, cores and coreboard, laminating papers, paper sacks and sack kraft paper.

Stora Enso Poland, which is part of the Stora Enso Industrial Packaging business area, operates paper and packaging businesses in Poland. Its Ostroleka mill has a capacity of 260 000 tonnes of containerboards, sack kraft paper and MG paper per year. With its plants at Lodz, Tychy, Ostroleka and Mosina, the company has an annual corrugated packaging capacity of 380 million square metres. Stora Enso Recycling collects 240 000 tonnes of fibre-based materials annually. Stora Enso Poland has 1 800 employees.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

Previous press releases concerning Stora Enso’s activities of corrugated business in Poland are available at www.storaenso.com/press

-	29 October 2004: Stora Enso to acquire majority in Intercell of Poland

-	7 March 2007: Stora Enso expands its corrugated packaging business in Eastern Europe and Russia

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj
Business ID 1039050-8
2(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel